Exhibit 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Earnings:
Income from continuing operations before income taxes	$34,254	$22,001	$70,202	$82,249
Adjustments:
Fixed charges	21,593	10,577	45,246	20,862
Loss from equity investees	436	40	758	75
Amortization of capitalized interest	21	29	56	65
Capitalized interest	(226)	(111)	(341)	(200)
	$56,078	$32,536	$115,921	$103,051

Fixed Charges:
Interest expense	$18,504	$10,166	$40,624	$20,019
Loss on early extinguishment of debt	1,349	-	1,349	-
Portion of rental expense representative of interest	1,514	300	2,932	643
Capitalized interest	226	111	341	200
	$21,593	$10,577	$45,246	$20,862

Ratio of earnings to fixed charges	2.60	3.08	2.56	4.94